

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 17, 2017

<u>Via E-mail</u>
Shalom Hirschman
Chief Executive Officer
QuantRx Biomedical Corporation
10190 SW 90th Avenue
Tualatin, Oregon 97123

> **Re:**   **QuantRx Biomedical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-17119**

Dear Mr. Hirschman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery